SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               (Amendment No. 2)

                   MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                                (Name of Issuer)

                               MEI HOLDINGS, L.P.
                        (Name of Person Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                    624547105
                      (CUSIP Number of Class of Securities)

                             Daniel A. Decker, Esq.
                               MEI Holdings, L.P.
                         4200 Texas Commerce Tower West
                                2200 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 229-4900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                November 14, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

           This statement is filed in connection with a tender offer.


                                Page 1 of 5 Pages

     This Amendment No. 2 to Rule 13E-3 Transaction Statement (the "Statement") relates to a tender offer by MEI Holdings, L.P., a Delaware limited partnership (the "Purchaser"), to purchase (i) any and all of the outstanding shares of Common Stock (the "Shares") of Mountasia Entertainment International, Inc., a Georgia corporation (the "Company"), not now beneficially owned by the Purchaser at $3.50 per Share, without interest, net to the seller in cash, (ii) any and all of the outstanding 9% Subordinated Convertible Debentures Due November 1, 1999 of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, and (iii) all outstanding 9.1% Subordinated Convertible Debentures Due January 1, 2002 of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase dated November 14, 1996 (the "Offer To Purchase"), and the related Letters of Transmittal (which together constitute the "Offers"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Amendment No. 2 to
Schedule 14D-1 (the "Schedule 14D-1") is being filed by the Purchaser with the Securities and Exchange Commission (the "Commission") contemporaneously with this Statement. Filed herewith as Exhibit (d)(9) is a copy of a Supplement to the Offer To Purchase.

                             CROSS REFERENCE SHEET

Item in Amendment                                      Where located in
No. 2 to                                               Amendment No. 2 to
Schedule 13E-3                                         Schedule 14D-1
--------------                                         --------------

Item 5                                                 Item 5
Item 8(a)-(f)                                          *

----------
* The information requested by this Item is not required to be included in the Schedule 14D-1.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

     Item 5 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

     The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

     Item 8 of the Schedule 13E-3 is hereby supplemented and amended by adding the following:

     (a)-(b) and (e) The information set forth in "Certain Conditions of the Offers", "Additional Information Concerning Certain Determinations by the Purchaser" and "Company Announces Business Plan" in the Supplement to the Offer To Purchase is incorporated herein by reference.

     (c)-(d) The information set forth in "Introduction" and "Additional Information Concerning Certain Determinations by the Purchaser" in the Supplement to the Offer To Purchase.

     (f) Not Applicable.


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

Item 17.  Material to be Filed as Exhibits.

          (d) (9)   Supplement to Offer To Purchase, dated December 31, 1996


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

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 31, 1996            MEI HOLDINGS, L.P.

                                       By: MEI GenPar, L.P.
                                         Its General Partner

                                        By: HH GenPar Partners
                                         Its General Partner

                                         By: Hampstead Associates, Inc.
                                          Its Managing General Partner

                                          By: /s/ Daniel A. Decker
                                             ---------------------------------
                                              Daniel A. Decker
                                              Executive Vice President


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

                                INDEX TO EXHIBITS

Exhibits

     99.(d)(9)    Supplement to Offer To Purchase, dated December 31, 1996



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